# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BridgeBio Pharma, Inc., CIK 0001743881
CUSIP: 10806X102
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Date of event which requires filing of this statement: 08/14/2025
Amends the filing with accession number 0000903423-19-000277
Filed by CIK 0001103804
Persons authorized to receive notices and communications: Matthew Bloom, General Counsel, 600 Washington Boulevard, Floor 11, Stamford, Connecticut (CT), 06901, (212) 672-7059

## Reporting persons
- VIKING GLOBAL INVESTORS LP (CIK 0001103804): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,780,183; sole dispositive power 0; shared dispositive power 17,780,183; aggregate amount beneficially owned 17,780,183 (9.3% of the class)
  Comment: All share percentage calculations in this Amendment No. 8 to the Schedule 13D are based on 191,168,504 shares of Common Stock, par value $0.001 per share, of BridgeBio Pharma, Inc. (the "Issuer") outstanding as of July 29, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on August 5, 2025.
- VIKING GLOBAL PERFORMANCE LLC (CIK 0001132625): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 213,000; sole dispositive power 0; shared dispositive power 213,000; aggregate amount beneficially owned 213,000 (0.1% of the class)
- Viking Global Equities II LP (CIK 0001413378): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,260; sole dispositive power 0; shared dispositive power 4,260; aggregate amount beneficially owned 4,260 (0% of the class)
- Viking Global Equities Master Ltd. (CIK 0001759530): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 208,740; sole dispositive power 0; shared dispositive power 208,740; aggregate amount beneficially owned 208,740 (0.1% of the class)
- Viking Long Fund GP LLC (CIK 0001621607): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,532; sole dispositive power 0; shared dispositive power 77,532; aggregate amount beneficially owned 77,532 (0.04% of the class)
- Viking Long Fund Master Ltd. (CIK 0001621596): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 77,532; sole dispositive power 0; shared dispositive power 77,532; aggregate amount beneficially owned 77,532 (0.04% of the class)
- Viking Global Opportunities Parent GP LLC (CIK 0001886738): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,489,651; sole dispositive power 0; shared dispositive power 17,489,651; aggregate amount beneficially owned 17,489,651 (9.1% of the class)
- Viking Global Opportunities GP LLC (CIK 0001629476): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,489,651; sole dispositive power 0; shared dispositive power 17,489,651; aggregate amount beneficially owned 17,489,651 (9.1% of the class)
- Viking Global Opportunities Portfolio GP LLC (CIK 0001629472): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,489,651; sole dispositive power 0; shared dispositive power 17,489,651; aggregate amount beneficially owned 17,489,651 (9.1% of the class)
- Viking Global Opportunities Illiquid Investments Sub-Master LP (CIK 0001629482): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 17,456,849; sole dispositive power 0; shared dispositive power 17,456,849; aggregate amount beneficially owned 17,456,849 (9.1% of the class)
- Viking Global Opportunities Liquid Portfolio Sub-Master LP (CIK 0001629483): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 32,802; sole dispositive power 0; shared dispositive power 32,802; aggregate amount beneficially owned 32,802 (0.02% of the class)
- HALVORSEN OLE ANDREAS (CIK 0001133006): type of reporting person: individual (IN); citizenship or place of organization: Norway (Q8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,602,920; sole dispositive power 0; shared dispositive power 18,602,920; aggregate amount beneficially owned 18,602,920 (9.7% of the class)
- Ott David C. (CIK 0001621842): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,602,920; sole dispositive power 0; shared dispositive power 18,602,920; aggregate amount beneficially owned 18,602,920 (9.7% of the class)
- Shabet Rose Sharon (CIK 0001711393): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 18,602,920; sole dispositive power 0; shared dispositive power 18,602,920; aggregate amount beneficially owned 18,602,920 (9.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BridgeBio Pharma, Inc.
Address of issuer's principal executive offices: 3160 Porter Drive, Suite 250, Palo Alto, California (CA), 94304
Comment: Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 to the Schedule 13D ("Amendment No. 8") amends certain items of the Schedule 13D filed with the Commission on July 8, 2019, as amended and supplemented by Amendment No. 1 filed with the Commission on July 19, 2023, Amendment No. 2 filed with the Commission on November 22, 2023, Amendment No. 3 filed with the Commission on August 20, 2024, Amendment No. 4 filed with the Commission on November 6, 2024, Amendment No. 5 filed with the Commission on January 31, 2025, Amendment No. 6 filed with the Commission on March 12, 2025 and Amendment No. 7 filed with the Commission on July 1, 2025 (collectively, the "Schedule 13D") relating to the Common Stock, par value $0.001 per share (the "Common Stock") of BridgeBio Pharma, Inc., a Delaware corporation (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 5(c) of this Amendment No. 8 is incorporated by reference herein. The source of funds used in making the purchases is the capital invested in the Funds by their investors.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 5(c) of this Amendment No. 8 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.

The percentage of outstanding shares of Common Stock that may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated for each Reporting Person based on 191,168,504 shares of Common Stock outstanding as of July 29, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Commission on August 5, 2025.

VGEII has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEII.

VGEM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VGP, and by VGI, an affiliate of VGP, which provides managerial services to VGEM. Viking Global Equities LP (a Delaware limited partnership) and Viking Global Equities III Ltd. (a Cayman Islands exempted company), through its investment in VGE III Portfolio Ltd. (a Cayman Islands exempted company), invest substantially all of their assets through VGEM.

VLFM has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its investment manager, VLFGP, and by VGI, an affiliate of VLFGP, which provides managerial services to VLFM. Viking Long Fund LP (a Delaware limited partnership) and Viking Long Fund III Ltd. (a Cayman Islands exempted company), through its investment in Viking Long Fund Intermediate L.P. (a Cayman Islands limited partnership), invest substantially all of their assets through VLFM.

Opportunities Fund has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to Opportunities Fund. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through Opportunities Fund.

VGOL has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOL. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOL.

VGI provides managerial services to the Funds. VGI has the power to direct the vote and disposition of the shares of Common Stock directly held by the Funds. Accordingly, VGI may be deemed to have beneficial ownership over any shares of Common Stock directly owned by the Funds.

VGP serves as the general partner of VGEII and the investment manager to VGEM and has the power to direct the vote and disposition of the shares of Common Stock directly held by VGEII and VGEM. Accordingly, VGP may be deemed to have beneficial ownership over any shares of Common Stock directly owned by VGEII and VGEM.

VLFGP serves as the investment manager of VLFM and has the power to direct the vote and disposition of the shares of Common Stock directly held by VLFM. Accordingly, VLFGP may be deemed to have beneficial ownership over any shares of Common Stock directly owned by VLFM.

Opportunities Portfolio GP serves as the general partner of each of Opportunities Fund and VGOL and has the power to direct the vote and disposition of the shares of Common Stock directly held by Opportunities Fund and VGOL. Accordingly, Opportunities Portfolio GP may be deemed to have beneficial ownership over any shares of Common Stock directly owned by Opportunities Fund and VGOL.

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the power to direct the vote and disposition of the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by Opportunities Fund and VGOL. Accordingly, Opportunities GP may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by Opportunities Portfolio GP, consisting of any shares of Common Stock directly owned by Opportunities Fund and VGOL.

Opportunities Parent serves as the sole member of Opportunities GP, which has the power to direct the vote and disposition of the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by Opportunities Fund and VGOL. Accordingly, Opportunities Parent may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by Opportunities GP, consisting of any shares of Common Stock directly owned by Opportunities Fund and VGOL.

Messrs. Halvorsen and Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC (the general partner of VGI), VGP, VLFGP and Opportunities Parent, have shared authority to direct the voting and disposition of the shares of Common Stock beneficially owned by VGI, VGP, VLFGP and Opportunities Parent. Accordingly, each of Messrs. Halvorsen and Ott and Ms. Shabet may be deemed to have beneficial ownership over any shares of Common Stock deemed beneficially owned by VGI, VGP, VLFGP, Opportunities Parent and VGOL.

Except as disclosed in this Amendment No. 8, none of the Reporting Persons beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Amendment No. 8, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any shares of Common Stock that such Reporting Person may be deemed to beneficially own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except for the transactions listed in Exhibit 99.8 of this Amendment No. 8, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 7 on July 1, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.8 - Schedule of Transactions

## Signatures
- VIKING GLOBAL INVESTORS LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL INVESTORS LP (1)(2)(3) (08/14/2025)
- VIKING GLOBAL PERFORMANCE LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of VIKING GLOBAL PERFORMANCE LLC (1)(2)(3) (08/14/2025)
- Viking Global Equities II LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities II LP (1)(2)(3) (08/14/2025)
- Viking Global Equities Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Equities Master Ltd. (1)(2)(3) (08/14/2025)
- Viking Long Fund GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund GP LLC (1)(2)(3) (08/14/2025)
- Viking Long Fund Master Ltd.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Long Fund Master Ltd. (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Parent GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Parent GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Portfolio GP LLC: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Portfolio GP LLC (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Illiquid Investments Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Illiquid Investments Sub-Master LP (1)(2)(3) (08/14/2025)
- Viking Global Opportunities Liquid Portfolio Sub-Master LP: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Viking Global Opportunities Liquid Portfolio Sub-Master LP (1)(2)(3) (08/14/2025)
- HALVORSEN OLE ANDREAS: /s/ Scott M. Hendler, Scott M. Hendler on behalf of HALVORSEN OLE ANDREAS (1) (08/14/2025)
- Ott David C.: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Ott David C. (2) (08/14/2025)
- Shabet Rose Sharon: /s/ Scott M. Hendler, Scott M. Hendler on behalf of Shabet Rose Sharon (3) (08/14/2025)
Comment: (1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., and as an Executive Committee Member of VIKING LONG FUND GP LLC, on behalf of itself and VIKING LONG FUND MASTER LTD., and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES PARENT GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES GP LLC, VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).